January 23, 2020	Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Activision Blizzard, Inc.

3100 Ocean Park Boulevard

Santa Monica, CA 90405

Attn: Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and

Chief Compliance Officer

310-255-2000

Kathleen Collins
Accounting Branch

Chief Office of Information Technologies and Services

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                            Activision Blizzard, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated January 8, 2020, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to our responses in the letter dated November 26, 2019 that was sent to the Staff regarding the above-referenced filing by Activision Blizzard, Inc. (the “Company”). We are responding to the Staff’s comments as set forth below. For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below.

Form 10-K for the Year Ended December 31, 2018

Management’s Discussion and Analysis and Results of Operations

Consolidated Net Revenues, page 44

1.                                     In your response to prior comment 1 you indicate that the quantified discussion of the changes in revenue from each of your reportable segments provides the material period-over-period changes in your consolidated net revenues. The change in the individual segment net revenues, as provided in your consolidated net revenue discussion, can easily be obtained from your financial statement footnotes; however, the impact of the various factors that affected such change is not evident from your disclosures. For instance, you state that the increase in consolidated net revenues for fiscal 2018 was due, in part, to an increase of $455 million in revenues from Activision, which you attribute to higher revenues from the Destiny franchise, Call of Duty: WWII, Call of Duty: Black Ops 4 and  Spyro Reignited Trilogy, offset by lower revenues from Call of Duty: Infinite Wars. While we acknowledge the additional quantitative disaggregation information you provide (e.g. revenue by distribution channel, platform and geography), please explain further to us why you believe it is not necessary to provide quantified information regarding how your key franchises have impacted your revenues. In this regard, you state on page 3 that building strong established franchises and creating new franchises through compelling content is at the core of your business, and you specifically cite such franchises as having an impact on your revenue. In your response, please provide us with a breakdown of your key franchise titles for each period presented.

Response:  We respectfully acknowledge the Staff´s comment. After careful consideration, review of our current disclosures, and in light of the Staff’s comment, we will revise our disclosures within the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our future filings to include quantification of key drivers of our consolidated net revenues. Specifically, we will provide an aggregate quantification of the key franchises or game titles that are driving increases in consolidated net revenues, as well as provide an aggregate quantification of the key franchises or game titles that are driving decreases in consolidated net revenues. Such quantifications will be included within our discussion of “Consolidated Net Revenues” within the MD&A. We will also include clarification within our MD&A that key variance drivers of our consolidated net revenues are presented in order of significance.

Additionally, as requested, for the Staff’s information, please see below a breakdown of our consolidated net revenue for 2018, 2017, and 2016 by key franchises and, to the extent meaningful, for certain Call of Duty titles within the Call of Duty franchise. As disclosed in our Form 10-K (Note 3, page F-20), we adopted Accounting Standards Codification 606 effective January 1, 2018. We utilized the modified retrospective method upon adoption and as a result, comparative information for periods prior to 2018 have not been restated and continue to be reported under the accounting standards in effect for those periods.

Rule 83 Confidential Treatment Request by Activision Blizzard, Inc. Request #1

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Activision Blizzard, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and Chief Compliance Officer, Activision Blizzard, Inc., 3100 Ocean Park Boulevard, Santa Monica, CA 90405, phone 310-255-2000, before it permits any disclosure of the bracketed information contained in Request #1.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-17

2.                              We note your response to prior 4 as well as comments 5 and 6 in your September 19, 2019 response letter. We continue to evaluate your responses and may have further comments.

Response: Pursuant to our conference call with the Staff on January 8, 2020, we are providing additional information relating to our determination of the standalone selling price (“SSP”) for performance obligations for our Call of Duty games, with specific reference to Call of Duty: WWII (the last Call of Duty title released prior to our adoption of ASC 606).

As noted in our September 19, 2019 and November 26, 2019 response letters, we have identified two performance obligations associated with our Call of Duty: WWII title: (1) a license to the game software that is accessible without an internet connection, predominantly the offline single-player campaign (“offline campaign”); and (2) ongoing activities associated with the online components of the game (“online functionality”).

As disclosed in our 2018 Form 10-K, determining the SSP for the two performance obligations in a Call of Duty title is inherently subjective and requires significant judgment. We determined that an adjusted market approach was the most appropriate method to determine the SSP for each of the performance obligations.

As noted in our November 26, 2019 response letter, we considered many different data points to determine the SSP of the two performance obligations and concluded that the following data points were the most relevant.

Rule 83 Confidential Treatment Request by Activision Blizzard, Inc. Request #2

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Activision Blizzard, Inc. respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to Jeffrey Brown, Esq., Sr. Vice President, Corporate Secretary and Chief Compliance Officer, Activision Blizzard, Inc., 3100 Ocean Park Boulevard, Santa Monica, CA 90405, phone 310-255-2000, before it permits any disclosure of the bracketed information contained in Request #2.

Conclusion

Our evaluation, which was undertaken through a holistic and iterative process, led us to a conclusion that the relative value of a license to the game software that is accessible without an internet connection and the online functionality was 20% and 80%, respectively.

In addition, in accordance with ASC 606-10-32-35, we considered whether the allocation of the transaction price at a 20% and 80% split was consistent with the objective of ASC 606-10-32-28 “…to allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.” We believe the online functionality of our games is critical and represents the most significant factor supporting the value of a Call of Duty title. In addition, we looked at other qualitative factors, such as:

•                  where our game development personnel focus on creating the greatest level of new features, content, and innovation;

•                  how we market our games; and

•                  for how many months users are staying engaged with our online content.

These qualitative factors indicated that the online functionality was the more valuable performance obligation in Call of Duty: WWII game sales which gave us further comfort that the transaction price allocation was reasonable and consistent with the objective in ASC 606-10-32-35 of depicting the amount of consideration to which we would expect to be entitled in exchange for transferring the promised goods or services to the customer.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2408 or Jeffrey Brown, Esq., our Secretary, at (310) 255-2030.

Sincerely,

/s/ Dennis Durkin
Dennis Durkin
Chief Financial Officer

cc:                                David Edgar, Securities and Exchange Commission

Chris Walther, Esq., Activision Blizzard, Inc.

Jeffrey Brown, Esq., Activision Blizzard, Inc.

James Rock, Activision Blizzard, Inc.

David Johnson, PricewaterhouseCoopers LLP

Meredith Cross, WilmerHale